Wallace E. Brockhoff Direct Line: (816) 460-5825 Email: wbrockhoff@lathropgage.com www.lathropgage.com	2345 Grand Boulevard, Suite 2200 Kansas City, Missouri 64108-2618 Phone: (816) 292-2000 Fax (816) 292-2001

March 6, 2012

Via Facsimile (202) 772-9210

and Edgar

Maryse Mills-Apenteng, Special Counsel

Securities and Exchange Commission

One Station Place

100 F Street, NE

Washington D.C. 20549-4561

Re:	Diligent Board Member Services, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed: February 14, 2012

File No. 000-53205

Dear Ms. Mills-Apenteng:

We received your letter dated February 23, 2012 (the “Comment Letter”) in which you commented on the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) described above. The responses of Diligent Board Member Services, Inc. ("Diligent") to your comments are set forth below. For your convenience, the original comments from your Comment Letter are reproduced below in bold type. Capitalized terms used herein have the same meanings as in the Proxy Statement.

General

1.	On the first page of your proxy statement, as delivered to security holders, please state the approximate date on which your proxy statement and form of proxy are first sent or given to your security holders. See Item 1(b) of Schedule 14A. In addition, it appears that you have omitted the form of proxy from your filing. Please include a properly marked preliminary form of proxy with your amended filing. Refer to Exchange Act Rule 14a-6(a).

Response: The Proxy Statement has been revised in response to your comment.

Proposal Four – Calling a Special Meeting of Stockholders, page 25

2.	We note your disclosure in the first sentence that your bylaws include a provision that allows the Chairman and majority of the Board to call special meetings. Please disclose why it is necessary to include a substantially similar provision in your Certificate of Incorporation.

March 6, 2012

Response: After further consideration, the Company's Board of Directors has decided to withdraw Proposal Four regarding the calling of special meetings, and the proposal has been deleted from the Proxy Statement.

Proposal Five – Restrictions on Stockholder Action by Written Consent, page 26

3.	Please expand your disclosure to include a more balanced discussion regarding the potential disadvantages to shareholders, as well as the advantages to the company, as a result of approving the proposal to eliminate the ability of shareholders to take action by written consent.

Response: After further consideration, the Company's Board of Directors has decided to withdraw Proposal Five regarding action by stockholder action by written consent, and the proposal has been deleted from the Proxy Statement.

Proposal Seven – Amendment of the 2010 Stock Option and Incentive Plan, page 28

4.	Please tell us whether you have any current plans to issue shares under the amended 2010 Plan. If so, include a New Plan Benefits table as required by Schedule 14A Item 10. If you have no current plans, please include an unambiguous statement to this effect.

Response: The Company has no current plans to issue shares under the amended 2010 Plan. The Proxy Statement has been revised in response to your comment.

Please note that the Proxy Statement has also been simultaneously reviewed by the New Zealand Stock Exchange, Diligent's listing stock exchange, under its rules, and that Amendment No. 1 to Schedule 14A also reflects its comments and requirements.

*   *   *   *   *   *

While acknowledging the Staff's position, and without implying any specific issue with such position, we respectfully decline to make the statements requested. There is no requirement that we do so. To the extent the requested statements are accurate statements of applicable law, there is no reason to obtain from registrants a recitation of such law. To the extent the statements go beyond applicable law or reflect interpretations of law that may be open to dispute, it would not be fair or appropriate to require registrants to make statements that might prejudice their right to take a contrary position at some later time, if the occasion arose.

Please do not hesitate to contact me at (816) 460-5825 with any questions or comments you may have regarding the above responses.

Very truly yours,
LATHROP & GAGE LLP

By:	/s/ Wallace E. Brockhoff
Wallace E. Brockhoff